FILE NO. _________

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM U-1
                     APPLICATION/DECLARATION UNDER THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           WITH RESPECT TO THE PROPOSED ORGANIZATION AND CONDUCT
                   OF BUSINESS OF A NEW SERVICE COMPANY


NU Enterprises, Inc.                      HEC, Inc.
Northeast Generation Company              Select Energy Contracting, Inc.
Northeast Generation Services Company     24 Prime Parkway
Select Energy, Inc.                       Natick, MA 01760
Select Energy Portland Pipeline, Inc.
Mode 1 Communications, Inc.
New Service Company
107 Selden Street
Berlin, CT 06037


Reeds Ferry Supply Co., Inc.              HEC Energy Consulting Canada Inc.
605 Front Street                          242 Simcoe Street
Manchester, NH 03102                      Niagara on the Lake
                                          Ontario, Canada LOS1J0

   (Names of companies filing this statement and addresses of principal executive offices)


                            NORTHEAST UTILITIES
                 (Name of top registered holding company)

                            Cheryl W. Grise`
           Senior Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                             107 Selden Street
                             Berlin, CT 06037
                  (Name and address of agent for service)

 The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.                 Paul N. Belval, Esq.
Assistant General Counsel               Day, Berry & Howard LLP
Northeast Utilities Service Company     CityPlace I
107 Selden Street                       Hartford, CT 06103-3499
Berlin, CT 06037

                                  ITEM 1

                    DESCRIPTION OF PROPOSED TRANSACTION

                               INTRODUCTION

1.   NU Enterprises, Inc. ("NUEI"), a holding company under the Public

Utility Holding Company Act of 1935, as amended ("the Act"), and a sub-

holding company over certain non-utility subsidiaries of Northeast

Utilities ("NU"), a public utility holding company registered under the

Act, Northeast Generation Company ("NGC"), Northeast Generation Services

Company ("NGS"), Select Energy, Inc. ("SE"), HEC Inc. ("HEC"), Select

Energy Portland Pipeline, Inc. ("SEPPI"), and Mode 1 Communications, Inc.

("Mode 1"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, and Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy

Contracting, Inc. ("SECI") and HEC Energy Consulting Canada Inc. ("HEC

Energy" and together with NUEI, NGC, NGS, SE, HEC, SEPPI, Mode 1, Reeds and

SECI, the "Competitive Subsidiaries"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, and a to-be-named and to-be-

formed service company subsidiary of NUEI that, for purposes of this

Application (as defined herein), will be referred to as "New Service

Company" ("NSC" and together with the Competitive Subsidiaries, the

"Applicants") hereby submit this application/declaration (the

"Application") pursuant to Sections 6(a), 7, 9(a), 10 and 13 of the Act and

Rules 86, 87, 88, 89, 90, 91, 93, 94, 95 and 100 thereunder, with respect to certain transactions related to the formation, capitalization and conduct of business of NSC and the rendition of services by the Competitive

Subsidiaries to each other and to NSC.{1}  NSC is being organized to provide certain services to the Competitive Subsidiaries in connection with changes required to be made to the way in which NU's regulated and unregulated subsidiaries conduct their business as a result of electric utility deregulation in New England.



                                BACKGROUND

2.   On April 29, 1998, the Connecticut Governor signed into law a comprehensive restructuring bill entitled An Act Concerning Electric

Restructuring (the "Connecticut Act").  1998 Conn. Acts. 98-28 (Reg.

Sess.).  The Connecticut Act provides for the deregulation of the electric utility industry to provide retail customers with a choice of electricity providers.  The Connecticut Act requires each electric company to unbundle its generation components from the rest of the company.{2}  The generation of electricity will be subject to competition from other suppliers,

including SE.  The transmission and distribution of electricity will continue to be provided by electric utilities at regulated rates.

3.   In connection with the Connecticut Act, the Connecticut Department of

Public Utility Control (the "Department") adopted new regulations (the

"Code of Conduct") to govern, among other things, the interactions of electric distribution companies ("EDCs") with their competitive generation entities or affiliates.  Conn. Agencies Regs. Statutes 16-244h-1 to 16-244h-7.  To ensure that electric utilities do not provide their generation entities or affiliates with competitive advantages over unaffiliated electric suppliers, the Code of Conduct prohibits EDCs from sharing office space, office equipment, services, systems, employees,

directors or officers with their competitive generation entities or affiliates, subject to certain exceptions.  In addition, EDCs, holding companies and separate affiliates of electric utilities created solely to perform corporate support services for EDCs are prohibited from providing to such EDCs' generation entities or affiliates services that would provide a means for transferring confidential information to those generation entities or affiliates that would create an opportunity for preferential treatment or unfair competitive advantage, lead to customer confusion or create opportunities for cross-subsidization of the generation entities or affiliates.  Examples of services that may be provided to both regulated utilities and their generation entities or affiliates include, but are not limited to, payroll, taxes, shareholder services, insurance, financial reporting, corporate financial planning and analysis, corporate accounting,

corporate security, human resources, employee records, regulatory affairs,

lobbying, legal and pension management.  Examples of services that may not be shared include employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale,

purchasing of electric transmission, system operations and marketing.

Conn. Agencies Regs. Statute 16-244h-5.

4.   In accordance with the Connecticut Act, SE filed an application with the Department for a license to operate as an electric supplier providing energy to consumers within Connecticut.  On December 16, 1999, the

Department issued its decision on that application (the "Department

Decision") which stated, among other things, that SE had not demonstrated to the satisfaction of the Department its compliance with the Code of

Conduct.  Docket No. 99-08-03, APPLICATION OF SELECT ENERGY, INC. FOR AN

ELECTRIC SUPPLIER LICENSE (Decision) (December 16, 1999).  The Department

Decision was based in part on the fact that SE was being provided services by employees of Northeast Utilities Service Company ("NUSCO"), a wholly-

owned subsidiary of NU that also provides services to the regulated electric utility subsidiaries of NU.  The Department noted that the Code of

Conduct prohibits SE and its regulated affiliate, The Connecticut Light and

Power Company ("CL&P"), from employing the same employees, and that the

Department requires strict compliance with the Code of Conduct.  Although those NUSCO employees that were providing services exclusively to SE had been assigned to work for SE, the Department stated that it would be more appropriate for employees dedicated to SE to work directly for SE rather than for NUSCO in order to avoid the potential for subsidization of SE by

CL&P ratepayers.{3}

5.   Because the remaining NUSCO employees that work for SE (not including those employees previously transferred to SE) also presently or may in the future provide similar services to other Competitive Subsidiaries, it has been determined that, in the longer term, those employees should not be employed directly by SE.  Thus, while the employees that were providing services exclusively to SE will be transferred to SE in early March on an interim basis, as a longer-term measure, NSC will be formed to assume the responsibility for furnishing the Competitive Subsidiaries those services that, pursuant to the Code of Conduct, may not be provided by service company affiliates of CL&P that provide services to CL&P.  The services that NSC will be able to provide to the Competitive Subsidiaries include,

without limitation, employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale,

purchasing of electric transmission, system operations and marketing.

6.   In the interest of simplicity and efficiency, NUSCO will continue to provide the Competitive Subsidiaries and NSC with services that, pursuant to the Code of Conduct, may be provided by service companies serving EDCs pursuant to the existing service contract between NUSCO and each of those

Competitive Subsidiaries and pursuant to a contract to be entered into with

NSC, a copy of which will be filed by amendment as Exhibit B.2.  Examples of such services include, but are not limited to, payroll, taxes,

shareholder services, insurance, financial reporting, corporate financial planning and analysis, corporate accounting, corporate security, human resources, employee records, regulatory affairs, lobbying, legal, and pension management.

7.   While NSC and NUSCO will, to a certain extent, be providing comparable services to different NU subsidiaries, NSC will be formed to provide those services to the Competitive Subsidiaries in order to ensure full compliance with the Code of Conduct.  Moreover, the Commission has found in similar

(albeit considerably more complex) circumstances that the simplicity requirements of Section 11(b)(2) of the Act are aimed at preventing the

"leverage and pyramiding device" that gave rise to the Act and that those requirements do not prohibit the organization of additional service companies in the same holding company system to the extent it "offers various benefits," including "afford[ing] separation between the utility and non-utility businesses [within the holding company system]," especially where it is legally required.  ENTERGY CORP., H.C.A. Rel. No. 27039 (June

22, 1999).  SEE ALSO, ENTERGY CORP., H.C.A. Rel. No. 26322 (June 30, 1995).

Here, as in the ENTERGY matter, the formation of NSC will allow the

Applicants and the other companies in the NU system to separate their regulated utility and the competitive non-utility businesses and afford stronger compliance with the Code of Conduct and any similar requirements that may arise in other jurisdictions in which the NU companies do business.

8.   In addition to receiving services performed by NSC, each of the

Competitive Subsidiaries may provide certain services to associate

Competitive Subsidiaries and NSC.  The Competitive Subsidiaries may also perform services, at cost, for NU's regulated subsidiaries.  Because none of the Competitive Subsidiaries (other than NUEI) is an electric or gas utility company, a holding company, a fiscal or financing agency of a holding company, or an investment company or investment trust, the provision of services by those Competitive Subsidiaries is consistent with

Rule 87(b)(1) under the Act.



                            DESCRIPTION OF NSC

9.   NSC will be a Connecticut corporation, wholly owned and controlled by

NUEI.  Its principal executive offices will be located at 107 Selden

Street, Berlin, Connecticut.

10.  NSC's sole business will be providing those services described in paragraph 5 above to the Competitive Subsidiaries and any other subsidiaries or affiliates of NU which may require similar arrangements.{4}  In connection therewith, NSC will enter into a service agreement with each of the Competitive

Subsidiaries.  Each such service agreement will be identical except for the identity of the Competitive Subsidiary receiving services thereunder.  A form of NSC service agreement will be filed by amendment as Exhibit B.1.  Statements of the gross operating revenues of each of the Competitive Subsidiaries for the last available 12-month period will be filed by amendment as Exhibits I.1 to

I.10.  (Because NSC will be a newly formed company with no history of gross operating revenues, no statement of gross operating revenues is being filed for it.)

11.  It is presently expected that NSC's only authorized class of stock will be one class of common stock, $1 par value, of which 1,000 shares will be authorized and issued to, and acquired by, NUEI as NSC's sole common stockholder.  NUEI will pay $10 per share, or $10,000 in the aggregate, for those shares.  Other than NUEI, NU will be the only entity with a direct or indirect ownership interest of 10% or more of the capital stock of NSC.

12.  The Applicants do not presently anticipate the need for NSC to raise any capital besides that supplied by NUEI's purchase of NSC's common shares.  If the need for additional capital does arise, the method for raising that capital will be the subject of one or more subsequent applications to the Commission.

13.  NSC has not yet been formed, and accordingly currently has no property.  A schedule of the property NSC will own or lease to be used in its business of performing services will be filed by amendment as Exhibit

M.

14.  A list of the prospective directors of NSC, their connections with associate companies of NSC and any compensation that they will receive directly from NSC will be filed by amendment as Exhibit K.2.  A list of the prospective officers of NSC, their connections with associate companies of

NSC, their proposed annual compensation from NSC for 2000, and the approximate percentages of their total working time that initially will be devoted to NSC on an annual basis will be filed by amendment as Exhibit

K.3.  Pursuant to the requirements of the Code of Conduct, the directors and officers of NSC will not be employed by CL&P, although certain directors and officers of NSC may serve as officers or directors of NU and subsidiaries thereof other than CL&P.  Each of the directors and officers of NSC will bill his/her time directly to each Competitive Subsidiary on the basis of actual time spent on the activities of each such subsidiary,

as reflected in timesheets completed by him or her.

     NSC's employees are initially expected to include those NUSCO employees who provide services to both SE and the other Competitive

Subsidiaries.  Pursuant to the requirements of the Code of Conduct, NSC's employees will work exclusively for NSC and the Competitive Subsidiaries.

NSC will not employ any employees assigned to perform services for CL&P.

The salaries of NSC employees will be included in NSC's annual operating budget.  A proposed operating budget for NSC's first fiscal year will be filed by amendment as Exhibit J.  The proposed organization of NSC will be filed by amendment as Exhibit K.1.

15.  NSC and the Competitive Subsidiaries propose to provide services to each other at any price they deem appropriate, including but not limited to cost or fair market prices, and request an exemption pursuant to Section

13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged.{5}  NSC and the

Competitive Subsidiaries propose to retain the option to provide services to each other at cost, consistent with Rules 90 and 91, if reasonable business considerations call for such an at-cost charge.  NSC will not perform any services for any of NU's regulated public utility subsidiaries or enter into any other transactions in which those public utility subsidiaries would be required to make payments directly to NSC.  Any services provided by the Competitive Subsidiaries to NU's regulated public utility subsidiaries will be provided at "cost" consistent with Rules 90 and 91.  The Applicants state that they will not provide services to any associate company that, in turn, provides such services or sells such goods,

directly or indirectly, to any other associate company that is not a

Competitive Subsidiary, except pursuant to the requirements of the

Commission's rules and regulations under Section 13(b) or an exemption therefrom obtained in a separate filing.

     The final sentence of Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of

Section 13(b) from the at-cost requirement if the transactions "involve special or unusual circumstances."  In the past, the Commission has recognized that the at-cost provisions of the Act and the rules thereunder were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service . . . contracts by their holding companies and by servicing . . . companies controlled by their holding companies" and has granted exemptions from the at cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place."  ENTERGY CORP.,

H.C.A. Rel. No. 27039 (June 22, 1999), and decisions cited therein.  SEE

ALSO INTERSTATE ENERGY CORP., H.C.A. Rel. No. 27069 (August 26, 1999), and

decisions cited therein; NEW ENGLAND ELECTRIC SYSTEM, H.C.A. Rel. No. 22309

(December 9, 1981).

     The requested exemption from the "at-cost" requirements of the Act in the circumstances described above is entirely consistent with Section 13(b)

and the rules thereunder.  First, as the electric industry restructures, it is important that the subsidiaries of public utility holding companies that are involved in competitive, unregulated businesses be free to conduct those businesses according to the same ground rules as are used in other competitive industries, including providing services to each other at prices other than "cost".  Also, because the Competitive Subsidiaries will be free to obtain services from unaffiliated companies, there will be structural safeguards in place to permit the Applicants to deal with each other on an appropriate, arms-length basis with respect to services provided at a price other than cost.

16.  NSC and the Competitive Subsidiaries will adhere to Section 13 of the

Act and the Commission's rules promulgated thereunder with respect to the allocation of their costs to their customer companies.  Any allocation method that is used will be consistent with the Commission's rules with respect to allocations of costs to affiliated companies.  Any amount billed for services performed by an affiliate under a service agreement with a

Competitive Subsidiary will be billed directly to that Competitive

Subsidiary.  NSC and the Competitive Subsidiaries will keep complete and accurate accounts of all receipts and expenditures in accordance with the

Commission's rules and the Uniform System of Accounts prescribed by the

Federal Energy Regulatory Commission.  The Applicants commit that they will therefore comply with Rule 93 by following the Commission's System of

Accounts set forth in 17 C.F.R. Part 256 and the Federal Energy Regulatory

Commission's Uniform System of Accounts after which the Commission's System of Account was modeled.



                       STATEMENT PURSUANT TO RULE 54


17.  Except in accordance with the Act, neither any of the Applicants nor

NU (a) have acquired an ownership interest in an exempt wholesale generator

("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and

33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or as a consequence of the transactions proposed herein will have a right under, a service, sales or construction contract with an EWG or a FUCO.  None of the proceeds from the transactions proposed herein will be used by the Applicants to acquire any securities of, or any interest in, an EWG or a FUCO.{6}

     The Applicants and NU are in compliance with Rule 53(a), (b) and (c),

as demonstrated by the following determinations:

          (i)  NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs

               for which there is no recourse to NU) does not exceed 50% of

               NU and its subsidiaries' consolidated retained earnings as reported for the four most recent quarterly periods on NU's

               Form 10-K and 10-Qs.  At December 31, 1999 the ratio of such investment ($54 million) to such consolidated retained

               earnings ($630 million) was 8.6 percent.

          (ii) Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in

               accordance with Rule 53(a)(2).  Furthermore,  NU has

               undertaken to provide the Commission with access to such

               books and records and financial statements, as it may

               request.

         (iii) No employees of either the Applicants or NU have rendered services to the EWG/FUCO.

          (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under

               Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction

               over all the rates of NU's public utility subsidiaries.

          (v)  None of the Applicants has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has

               been confirmed in such proceeding.  In addition, NU's average consolidated retained earnings ("CREs") for the four most

               recent quarterly periods have not decreased by 10 percent or more from the average for the previous four quarterly periods

               (at December 31,1998, NU's CREs were $692 million; at

               December 31, 1999, NU's CREs were $630 million).  NU's

               aggregate investment in EWGs/FUCOs at such date

               ($54 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($5,446 million x 2%

               = $109 million).


          (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 5 percent of NU's consolidated

               retained earnings.


                                  ITEM 2

                      FEES, COMMISSIONS AND EXPENSES

16.  The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $10,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services.  None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to NUSCO for financial, legal and other services.


                                  ITEM 3

                      APPLICABLE STATUTORY PROVISIONS

18.  Sections 6(a), 7, 9(a), 10 and 13 of the Act and Rules 86, 87, 88, 89,

90, 91, 93, 94, 95 and 100 thereunder are or may be applicable to the proposed transactions.  To the extent any other sections of the Act or

Rules thereunder may be applicable to the proposed transactions, the

Applicants request appropriate orders thereunder.


                                  ITEM 4

                            REGULATORY APPROVAL

19.  No regulatory approval, other than those of the Commission requested herein, is required for the proposed transactions for which Commission authorization is sought herein.


                                  ITEM 5

                                 PROCEDURE

20.  The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible.

A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.  The Applicants respectfully request the

Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise.  It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than May 1,

2000.  Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.


                                  ITEM 6

                     EXHIBITS AND FINANCIAL STATEMENTS

21.  Asterisked (*) items are to be filed by subsequent amendment.

     (a)  EXHIBITS

          *A.1 Certificate of Incorporation of NSC

          *A.2 Bylaws of NSC

          *B.1 Form of NSC Service Agreement (because the Service Agreement between NSC and each of the Competitive Subsidiaries will be identical except for the identity of the Competitive Subsidiary party thereto, individual service agreements for each of the Competitive Subsidiaries are not being filed herewith.)

          *B.2 Service Agreement between NUSCO and NSC

          *F.  Opinion of Counsel

          *G.  Financial Data Schedules

           H.  Proposed Form of Notice

          *I.1 Statement of Gross Operating Revenues for NUEI

          *I.2 Statement of Gross Operating Revenues for NGC

          *I.3 Statement of Gross Operating Revenues for NGS

          *I.4 Statement of Gross Operating Revenues for SE

          *I.5 Statement of Gross Operating Revenues for HEC

          *I.6 Statement of Gross Operating Revenues for SEPPI

          *I.7 Statement of Gross Operating Revenues for Mode 1

          *I.8 Statement of Gross Operating Revenues for Reeds

          *I.9 Statement of Gross Operating Revenues for SECI

          *I.10 Statement of Gross Operating Revenues for HEC Energy

          *J.   Proposed NSC Operating Budget for First Fiscal Year

          *K.1  Organizational Structure of NSC

          *K.2 List of the Prospective Directors of NSC

          *K.3 List of the Prospective Officers of NSC

            L. Decision of Department in Docket No. 99-08-03

          *M.  Schedule of NSC Property

     (b) *Financial Statements{7}

          1.   NU Enterprises, Inc.

               1.1 Balance Sheet, per books and pro forma, as of December 31, 1999.

               1.2 Statement of Income, per books and pro forma, for 12 months ended December 31, 2000 and capital structure, per books and pro forma, as of December 31, 1999.

          2.   New Service Company

               2.1 Balance Sheet, per books and pro forma, as of December
                   31, 2000.



                                  ITEM 7

                  INFORMATION AS TO ENVIRONMENTAL EFFECTS

 (a) The financial transactions described herein do not involve a major

Federal action significantly affecting the quality of the human environment.

(b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.


**FOOTNOTES**

     {1} Rule 88(b) under the Act provides, in pertinent part: "A finding by the Commission that a subsidiary company of a registered holding company
 . . . is so organized and conducted or to be conducted, as to meet the requirements of section 13(b) of [the Act] . . . will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Because the Applicants are seeking approval for additional transactions governed by sections of the Act other than Section 13, in order to consolidate the requests for approval related to the matters described herein, the Applicants are filing this Application on Form U-1. This Application nonetheless contains all of the information that would be required in a declaration pursuant to Form U-13-1.

     {2} In recognition of the imminent deregulation of the electric industry, in January 1999, NU Added three new corporations to its system:
(i) NUEI, a holding company for the unregulated businesses of NU'S system;
(ii) NGC, a subsidiary of NUEI created to acquire and manage generating facilities; and (iii) NGS, another subsidiary of NUEI created to provide services to the electric generation market as well as to large commercial and industrial customers in the northeast. NU also transferred to NUEI the stock of SE and HEC, companies that engage, either directly or indirectly through subsidiaries, in a variety of energy-related activities. In addition, SEPPI, a subsidiary of NUEI, was formed as a single purpose subsidiary to hold the NU system's 5% partnership interest in the Portland Natural Gas Transmission System Partnership, the partnership that owns and operates the Portland Natural Gas Transmission Pipeline.

{3} It should be noted that similar issues could arise under the Massachusetts code of conduct, which prohibits regulated distribution companies and their unregulated generation affiliates from sharing facilities, employees, information systems, communication systems or other administrative or operations systems or resources, but permits the sharing of general and administrative services to a competitive affiliate, including various executive, financial, and management services such as auditing, general accounting, rate design, treasury services, payroll services, health and pension benefits and other personnel administration. SEE Mass. Regs. Code tit. 220 Statute 12.03; Investigation by the Department of Public Utilities Upon Its Own Motion Commencing a Rulemaking Establishing Standards of Conduct, D.P.U. Docket No. 96-44 (April 23,
1996). The Applicants believe that they and their affiliates, particularly Western Massachusetts Electric Company, are in compliance with the Massachusetts code of conduct, although the transactions contemplated by this Application would add a degree of clarity to the situation.

     {4} As stated above, Massachusetts has also adopted a code of conduct. In addition, New Hampshire is currently considering restructuring and does not yet have a code of conduct in place. To the extent that either state, or any other state in which a regulated affiliate of the Competitive Subsidiaries is subject to a code of conduct, enacts any provision which would further limit the services that NUSCO could perform for the Competitive Subsidiaries or their affiliates, the scope of the services that NSC provides would be modified accordingly.

     {5} Authority for NGS to provide certain services to NGC at other than at cost has been requested, to the extent necessary, in the application/declaration in File No. 70-9543.

     {6} Please see the application/declaration filed with the Commission by NU, NGS and SE on August 26, 1999 concerning the anticipated investments in EWGs by NU.

     {7} The Competitive Subsidiaries currently receive the services to be provided by NSC and the other Competitive Subsidiaries from NUSCO at cost, and it is anticipated that the transactions contemplated by this Application will have little or no effect on their financial statements (other than those of NUEI with respect to the acquisition of the NSC stock). Moreover, because those transactions are occurring exclusively beneath NU in the NU system corporate structure, they will also have little or no impact on the financial statements of NU or the NU system. Accordingly, financial statements are only being filed for NUEI and NSC.

                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NEW SERVICE COMPANY
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
SELECT ENERGY, INC.
SELECT ENERGY PORTLAND PIPELINE, INC.
MODE 1 COMMUNICATIONS, INC.


                                      By:
                                          -----------------------------------
                                          /s/ David R. McHale
                                          Vice President and Treasurer


HEC INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
HEC ENERGY CONSULTING CANADA INC.


                                      By:
                                          -----------------------------------
                                          /s/ David R. McHale
                                          Assistant Treasurer

Date: February 28, 2000